Exhibit 99.2

Supplementary Financial Information Q4 Fourth Quarter 2019 BCE Investor Relations Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1) (2) (3)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q4 2019	Q4 2018	$ change	% change	TOTAL 2019	TOTAL 2018	$ change	% change
Operating revenues
Service	5,276	5,231	45	0.9%	20,737	20,441	296	1.4%
Product	1,040	984	56	5.7%	3,227	3,027	200	6.6%
Total operating revenues	6,316	6,215	101	1.6%	23,964	23,468	496	2.1%
Operating costs (A)	(3,748)	(3,756)	8	0.2%	(13,611)	(13,667)	56	0.4%
Post-employment benefit plans service cost	(60)	(65)	5	7.7%	(247)	(266)	19	7.1%
Adjusted EBITDA (4)	2,508	2,394	114	4.8%	10,106	9,535	571	6.0%
Adjusted EBITDA margin (4)	39.7%	38.5%		1.2 pts	42.2%	40.6%		1.6 pts
Severance, acquisition and other costs	(28)	(58)	30	51.7%	(114)	(136)	22	16.2%
Depreciation	(865)	(799)	(66)	(8.3%)	(3,496)	(3,145)	(351)	(11.2%)
Amortization	(228)	(216)	(12)	(5.6%)	(902)	(869)	(33)	(3.8%)
Finance costs
Interest expense	(286)	(259)	(27)	(10.4%)	(1,132)	(1,000)	(132)	(13.2%)
Interest on post-employment benefit obligations	(16)	(18)	2	11.1%	(63)	(69)	6	8.7%
Other expense	(119)	(158)	39	24.7%	(13)	(348)	335	96.3%
Income taxes	(243)	(244)	1	0.4%	(1,133)	(995)	(138)	(13.9%)
Net earnings	723	642	81	12.6%	3,253	2,973	280	9.4%
Net earnings attributable to:
Common shareholders	672	606	66	10.9%	3,040	2,785	255	9.2%
Preferred shareholders	38	37	1	2.7%	151	144	7	4.9%
Non-controlling interest	13	(1)	14	n.m.	62	44	18	40.9%
Net earnings	723	642	81	12.6%	3,253	2,973	280	9.4%

Net earnings per common share - basic and diluted	$0.74	$0.68	$0.06	8.8%	$3.37	$3.10	$0.27	8.7%

Dividends per common share	$0.7925	$0.7550	$0.0375	5.0%	$3.1700	$3.0200	$0.1500	5.0%

Weighted average number of common shares outstanding - basic (millions)	903.8	898.1			900.8	898.6
Weighted average number of common shares outstanding - diluted (millions)	904.8	898.4			901.4	898.9
Number of common shares outstanding (millions)	903.9	898.2			903.9	898.2

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	672	606	66	10.9%	3,040	2,785	255	9.2%
Severance, acquisition and other costs	20	44	(24)	(54.5%)	83	100	(17)	(17.0%)
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	45	(25)	70	n.m.	(101)	58	(159)	n.m.
Net (gains) losses on investments	(13)	27	(40)	n.m.	44	47	(3)	(6.4%)
Early debt redemption costs	-	-	-	-	13	15	(2)	(13.3%)
Impairment charges	70	142	(72)	(50.7%)	74	146	(72)	(49.3%)
Adjusted net earnings (4)	794	794	-	-	3,153	3,151	2	0.1%
Impact on net earnings per share	$0.14	$0.21	$(0.07)	(33.3%)	$0.13	$0.41	$(0.28)	(68.3%)
Adjusted EPS (4)	$0.88	$0.89	$(0.01)	(1.1%)	$3.50	$3.51	$(0.01)	(0.3%)

n.m. : not meaningful

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18
Operating revenues
Service	20,737	5,276	5,185	5,231	5,045	20,441	5,231	5,117	5,129	4,964
Product	3,227	1,040	799	699	689	3,027	984	760	657	626
Total operating revenues	23,964	6,316	5,984	5,930	5,734	23,468	6,215	5,877	5,786	5,590
Operating costs (A)	(13,611)	(3,748)	(3,330)	(3,277)	(3,256)	(13,667)	(3,756)	(3,355)	(3,293)	(3,263)
Post-employment benefit plans service cost	(247)	(60)	(60)	(58)	(69)	(266)	(65)	(65)	(63)	(73)
Adjusted EBITDA	10,106	2,508	2,594	2,595	2,409	9,535	2,394	2,457	2,430	2,254
Adjusted EBITDA margin	42.2%	39.7%	43.3%	43.8%	42.0%	40.6%	38.5%	41.8%	42.0%	40.3%
Severance, acquisition and other costs	(114)	(28)	(23)	(39)	(24)	(136)	(58)	(54)	(24)	-
Depreciation	(3,496)	(865)	(861)	(888)	(882)	(3,145)	(799)	(779)	(787)	(780)
Amortization	(902)	(228)	(230)	(223)	(221)	(869)	(216)	(220)	(221)	(212)
Finance costs

Interest expense	(1,132)	(286)	(282)	(281)	(283)	(1,000)	(259)	(255)	(246)	(240)
Interest on post-employment benefit obligations	(63)	(16)	(16)	(15)	(16)	(69)	(18)	(17)	(17)	(17)
Other (expense) income	(13)	(119)	61	(56)	101	(348)	(158)	(41)	(88)	(61)
Income taxes	(1,133)	(243)	(321)	(276)	(293)	(995)	(244)	(224)	(292)	(235)
Net earnings	3,253	723	922	817	791	2,973	642	867	755	709
Net earnings attributable to:
Common shareholders	3,040	672	867	761	740	2,785	606	814	704	661
Preferred shareholders	151	38	37	38	38	144	37	36	35	36
Non-controlling interest	62	13	18	18	13	44	(1)	17	16	12
Net earnings	3,253	723	922	817	791	2,973	642	867	755	709

Net earnings per common share - basic and diluted	$3.37	$0.74	$0.96	$0.85	$0.82	$3.10	$0.68	$0.90	$0.79	$0.73

Dividends per common share	$3.1700	$0.7925	$0.7925	$0.7925	$0.7925	$3.0200	$0.7550	$0.7550	$0.7550	$0.7550

Weighted average number of common shares outstanding - basic (millions)	900.8	903.8	901.4	899.5	898.4	898.6	898.1	898.0	898.0	900.2
Weighted average number of common shares outstanding - diluted (millions)	901.4	904.8	902.2	900.3	898.7	898.9	898.4	898.3	898.3	900.6
Number of common shares outstanding (millions)	903.9	903.9	903.7	900.1	898.8	898.2	898.2	898.0	898.0	898.0

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	3,040	672	867	761	740	2,785	606	814	704	661
Severance, acquisition and other costs	83	20	17	28	18	100	44	39	18	(1)
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(101)	45	(64)	(9)	(73)	58	(25)	5	22	56
Net losses (gains) on investments	44	(13)	-	53	4	47	27	-	20	-
Early debt redemption costs	13	-	-	13	-	15	-	2	13	-
Impairment charges	74	70	-	1	3	146	142	1	-	3
Adjusted net earnings	3,153	794	820	847	692	3,151	794	861	777	719
Impact on net earnings per share	$0.13	$0.14	$(0.05)	$0.09	$(0.05)	$0.41	$0.21	$0.06	$0.07	$0.07

Adjusted EPS	$3.50	$0.88	$0.91	$0.94	$0.77	$3.51	$0.89	$0.96	$0.86	$0.80

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 3

BCE (1) (2) (3)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2019	Q4 2018	$ change	% change	TOTAL 2019	TOTAL 2018	$ change	% change

Operating revenues
Bell Wireless	2,493	2,407	86	3.6%	9,142	8,818	324	3.7%
Bell Wireline	3,138	3,137	1	-	12,356	12,267	89	0.7%
Bell Media	879	850	29	3.4%	3,217	3,121	96	3.1%
Inter-segment eliminations	(194)	(179)	(15)	(8.4%)	(751)	(738)	(13)	(1.8%)
Total	6,316	6,215	101	1.6%	23,964	23,468	496	2.1%

Operating costs
Bell Wireless	(1,549)	(1,528)	(21)	(1.4%)	(5,300)	(5,297)	(3)	(0.1%)
Bell Wireline	(1,779)	(1,798)	19	1.1%	(6,942)	(6,946)	4	0.1%
Bell Media	(674)	(674)	-	-	(2,367)	(2,428)	61	2.5%
Inter-segment eliminations	194	179	15	8.4%	751	738	13	1.8%
Total	(3,808)	(3,821)	13	0.3%	(13,858)	(13,933)	75	0.5%

Adjusted EBITDA
Bell Wireless	944	879	65	7.4%	3,842	3,521	321	9.1%
Margin	37.9%	36.5%		1.4 pts	42.0%	39.9%		2.1 pts
Bell Wireline	1,359	1,339	20	1.5%	5,414	5,321	93	1.7%
Margin	43.3%	42.7%		0.6 pts	43.8%	43.4%		0.4 pts
Bell Media	205	176	29	16.5%	850	693	157	22.7%
Margin	23.3%	20.7%		2.6 pts	26.4%	22.2%		4.2 pts
Total	2,508	2,394	114	4.8%	10,106	9,535	571	6.0%
Margin	39.7%	38.5%		1.2 pts	42.2%	40.6%		1.6 pts

Capital expenditures
Bell Wireless	211	133	(78)	(58.6%)	697	664	(33)	(5.0%)
Capital intensity (5)	8.5%	5.5%		(3.0) pts	7.6%	7.5%		(0.1) pts
Bell Wireline	905	809	(96)	(11.9%)	3,183	3,193	10	0.3%
Capital intensity	28.8%	25.8%		(3.0) pts	25.8%	26.0%		0.2 pts
Bell Media	37	32	(5)	(15.6%)	108	114	6	5.3%
Capital intensity	4.2%	3.8%		(0.4) pts	3.4%	3.7%		0.3 pts
Total	1,153	974	(179)	(18.4%)	3,988	3,971	(17)	(0.4%	)
Capital intensity	18.3%	15.7%		(2.6) pts	16.6%	16.9%		0.3 pts

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 4

BCE

Segmented Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18

Operating revenues
Bell Wireless	9,142	2,493	2,348	2,189	2,112	8,818	2,407	2,269	2,121	2,021
Bell Wireline	12,356	3,138	3,066	3,088	3,064	12,267	3,137	3,060	3,061	3,009
Bell Media	3,217	879	751	842	745	3,121	850	731	791	749
Inter-segment eliminations	(751)	(194)	(181)	(189)	(187)	(738)	(179)	(183)	(187)	(189)
Total	23,964	6,316	5,984	5,930	5,734	23,468	6,215	5,877	5,786	5,590

Operating costs
Bell Wireless	(5,300)	(1,549)	(1,335)	(1,209)	(1,207)	(5,297)	(1,528)	(1,330)	(1,229)	(1,210)
Bell Wireline	(6,942)	(1,779)	(1,711)	(1,727)	(1,725)	(6,946)	(1,798)	(1,724)	(1,728)	(1,696)
Bell Media	(2,367)	(674)	(525)	(588)	(580)	(2,428)	(674)	(549)	(586)	(619)
Inter-segment eliminations	751	194	181	189	187	738	179	183	187	189
Total	(13,858)	(3,808)	(3,390)	(3,335)	(3,325)	(13,933)	(3,821)	(3,420)	(3,356)	(3,336)

Adjusted EBITDA
Bell Wireless	3,842	944	1,013	980	905	3,521	879	939	892	811
Margin	42.0%	37.9%	43.1%	44.8%	42.9%	39.9%	36.5%	41.4%	42.1%	40.1%
Bell Wireline	5,414	1,359	1,355	1,361	1,339	5,321	1,339	1,336	1,333	1,313
Margin	43.8%	43.3%	44.2%	44.1%	43.7%	43.4%	42.7%	43.7%	43.5%	43.6%
Bell Media	850	205	226	254	165	693	176	182	205	130
Margin	26.4%	23.3%	30.1%	30.2%	22.1%	22.2%	20.7%	24.9%	25.9%	17.4%
Total	10,106	2,508	2,594	2,595	2,409	9,535	2,394	2,457	2,430	2,254
Margin	42.2%	39.7%	43.3%	43.8%	42.0%	40.6%	38.5%	41.8%	42.0%	40.3%

Capital expenditures
Bell Wireless	697	211	167	168	151	664	133	183	181	167
Capital intensity	7.6%	8.5%	7.1%	7.7%	7.1%	7.5%	5.5%	8.1%	8.5%	8.3%
Bell Wireline	3,183	905	824	780	674	3,193	809	797	843	744
Capital intensity	25.8%	28.8%	26.9%	25.3%	22.0%	26.0%	25.8%	26.0%	27.5%	24.7%
Bell Media	108	37	22	24	25	114	32	30	32	20
Capital intensity	3.4%	4.2%	2.9%	2.9%	3.4%	3.7%	3.8%	4.1%	4.0%	2.7%
Total	3,988	1,153	1,013	972	850	3,971	974	1,010	1,056	931
Capital intensity	16.6%	18.3%	16.9%	16.4%	14.8%	16.9%	15.7%	17.2%	18.3%	16.7%

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 5

Bell Wireless (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2019	Q4 2018	% change	TOTAL 2019	TOTAL 2018	% change
Bell Wireless
Operating revenues
External service revenues	1,607	1,581	1.6%	6,427	6,269	2.5%
Inter-segment service revenues	12	12	-	49	48	2.1%
Total operating service revenues	1,619	1,593	1.6%	6,476	6,317	2.5%
External product revenues	871	814	7.0%	2,660	2,497	6.5%
Inter-segment product revenues	3	-	n.m.	6	4	50.0%
Total operating product revenues	874	814	7.4%	2,666	2,501	6.6%
Total external revenues	2,478	2,395	3.5%	9,087	8,766	3.7%
Total operating revenues	2,493	2,407	3.6%	9,142	8,818	3.7%
Operating costs	(1,549)	(1,528)	(1.4%)	(5,300)	(5,297)	(0.1%)
Adjusted EBITDA	944	879	7.4%	3,842	3,521	9.1%
Adjusted EBITDA margin (Total operating revenues)	37.9%	36.5%	1.4 pts	42.0%	39.9%	2.1 pts

Capital expenditures	211	133	(58.6%)	697	664	(5.0%)
Capital intensity	8.5%	5.5%	(3.0) pts	7.6%	7.5%	(0.1) pts
Wireless subscriber gross activations (5)	596,019	546,203	9.1%	2,117,517	1,954,792	8.3%

Postpaid	455,111	447,590	1.7%	1,568,729	1,615,764	(2.9%)

Prepaid	140,908	98,613	42.9%	548,788	339,028	61.9%

Wireless subscriber net activations	123,582	143,114	(13.6%)	515,409	479,811	7.4%

Postpaid	121,599	121,780	(0.1%)	401,955	447,682	(10.2%)

Prepaid	1,983	21,334	(90.7%)	113,454	32,129	253.1%

Wireless subscribers end of period (EOP)(A)(B)	9,957,962	9,610,482	3.6%	9,957,962	9,610,482	3.6%

Postpaid(A)(B)	9,159,940	8,830,216	3.7%	9,159,940	8,830,216	3.7%

Prepaid(A)	798,022	780,266	2.3%	798,022	780,266	2.3%

Blended average billing per user (ABPU)($/month) (5)(C)	67.20	67.46	(0.4%)	68.32	67.76	0.8%

Churn (%) (average per month) (5)	1.60%	1.41%	(0.19) pts	1.39%	1.32%	(0.07) pts

Postpaid	1.28%	1.26%	(0.02) pts	1.13%	1.16%	0.03 pts

Prepaid	5.14%	3.18%	(1.96) pts	4.44%	3.17%	(1.27) pts

n.m. : not meaningful

(A) At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows:

·	65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the code division multiple access (CDMA) network on April 30, 2019

·	49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile Canada (Virgin Mobile) and 150 days for Lucky Mobile to 90 days

·	43,670 postpaid subscribers relating to Internet of Things (IoT) due to the further refinement of our subscriber definition as a result of technology evolution

·	9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base

(B) At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet Communications Inc. (Xplornet) as a result of BCE’s acquisition of Manitoba Telecom Services Inc.

    (MTS) in 2017.

(C) Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the Canadian Radio-television and Telecommunications Commission (CRTC) decision on wireless domestic wholesale roaming rates of $14 million.

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 6

Bell Wireless - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18
Bell Wireless
Operating revenues
External service revenues	6,427	1,607	1,660	1,606	1,554	6,269	1,581	1,620	1,566	1,502
Inter-segment service revenues	49	12	13	12	12	48	12	12	12	12
Total operating service revenues	6,476	1,619	1,673	1,618	1,566	6,317	1,593	1,632	1,578	1,514
External product revenues	2,660	871	675	569	545	2,497	814	636	541	506
Inter-segment product revenues	6	3	-	2	1	4	-	1	2	1
Total operating product revenues	2,666	874	675	571	546	2,501	814	637	543	507
Total external revenues	9,087	2,478	2,335	2,175	2,099	8,766	2,395	2,256	2,107	2,008
Total operating revenues	9,142	2,493	2,348	2,189	2,112	8,818	2,407	2,269	2,121	2,021
Operating costs	(5,300)	(1,549)	(1,335)	(1,209)	(1,207)	(5,297)	(1,528)	(1,330)	(1,229)	(1,210)
Adjusted EBITDA	3,842	944	1,013	980	905	3,521	879	939	892	811
Adjusted EBITDA margin (Total operating revenues)	42.0%	37.9%	43.1%	44.8%	42.9%	39.9%	36.5%	41.4%	42.1%	40.1%

Capital expenditures	697	211	167	168	151	664	133	183	181	167
Capital intensity	7.6%	8.5%	7.1%	7.7%	7.1%	7.5%	5.5%	8.1%	8.5%	8.3%
Wireless subscriber gross activations	2,117,517	596,019	593,547	517,650	410,301	1,954,792	546,203	535,647	468,152	404,790
Postpaid	1,568,729	455,111	417,966	375,094	320,558	1,615,764	447,590	426,719	394,136	347,319
Prepaid	548,788	140,908	175,581	142,556	89,743	339,028	98,613	108,928	74,016	57,471
Wireless subscriber net activations (losses)	515,409	123,582	204,067	149,478	38,282	479,811	143,114	177,834	114,486	44,377

Postpaid	401,955	121,599	127,172	102,980	50,204	447,682	121,780	135,323	122,092	68,487

Prepaid	113,454	1,983	76,895	46,498	(11,922)	32,129	21,334	42,511	(7,606)	(24,110)
Wireless subscribers EOP(A)(B)	9,957,962	9,957,962	9,834,380	9,630,313	9,480,835	9,610,482	9,610,482	9,487,368	9,309,534	9,195,048

Postpaid(A)(B)	9,159,940	9,159,940	9,038,341	8,911,169	8,808,189	8,830,216	8,830,216	8,728,436	8,593,113	8,471,021

Prepaid(A)	798,022	798,022	796,039	719,144	672,646	780,266	780,266	758,932	716,421	724,027

Blended ABPU ($/month)(C)	68.32	67.20	69.93	68.79	67.35	67.76	67.46	69.28	67.71	66.56
Churn (%)(average per month)	1.39%	1.60%	1.34%	1.29%	1.31%	1.32%	1.41%	1.27%	1.28%	1.31%

Postpaid	1.13%	1.28%	1.12%	1.06%	1.07%	1.16%	1.26%	1.14%	1.10%	1.13%
Prepaid	4.44%	5.14%	3.89%	4.20%	4.49%	3.17%	3.18%	2.76%	3.34%	3.40%

(A) At the beginning of Q1 2019, we adjusted our wireless subscriber base to remove 167,929 subscribers (72,231 postpaid and 95,698 prepaid) as follows:

•	65,798 subscribers (19,195 postpaid and 46,603 prepaid), due to the completion of the shutdown of the CDMA network on April 30, 2019

•	49,095 prepaid subscribers as a result of a change to our deactivation policy, mainly from 120 days for Bell/Virgin Mobile and 150 days for Lucky Mobile to 90 days

•	43,670 postpaid subscribers relating to IoT due to the further refinement of our subscriber definition as a result of technology evolution

•	9,366 postpaid fixed wireless Internet subscribers which were transferred to our retail high-speed Internet subscriber base

(B) At the beginning of Q4 2018, we adjusted our postpaid wireless subscriber base to remove 20,000 subscribers that we divested to Xplornet as a result of BCE’s acquisition of MTS in 2017.

(C) Our Q1 2018 blended ABPU was adjusted to exclude the unfavourable retroactive impact of the CRTC decision on wireless domestic wholesale roaming rates of $14 million.

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 7

Bell Wireline (1) (2) (3)

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2019	Q4 2018	% change	TOTAL 2019	TOTAL 2018	% change
Bell Wireline
Operating revenues
Data	1,941	1,910	1.6%	7,684	7,466	2.9%
Voice	879	933	(5.8%)	3,564	3,782	(5.8%)
Other services	69	60	15.0%	251	247	1.6%
Total external service revenues	2,889	2,903	(0.5%)	11,499	11,495	-
Inter-segment service revenues	80	64	25.0%	289	242	19.4%
Total operating service revenues	2,969	2,967	0.1%	11,788	11,737	0.4%
Data	152	153	(0.7%)	519	466	11.4%
Equipment and other	17	17	-	48	64	(25.0%)
Total external product revenues	169	170	(0.6%)	567	530	7.0%
Inter-segment product revenues	-	-	-	1	-	n.m.
Total operating product revenues	169	170	(0.6%)	568	530	7.2%
Total external revenues	3,058	3,073	(0.5%)	12,066	12,025	0.3%
Total operating revenues	3,138	3,137	-	12,356	12,267	0.7%
Operating costs	(1,779)	(1,798)	1.1%	(6,942)	(6,946)	0.1%
Adjusted EBITDA	1,359	1,339	1.5%	5,414	5,321	1.7%
Adjusted EBITDA margin	43.3%	42.7%	0.6 pts	43.8%	43.4%	0.4 pts

Capital expenditures	905	809	(11.9%)	3,183	3,193	0.3%
Capital intensity	28.8%	25.8%	(3.0) pts	25.8%	26.0%	0.2 pts
Retail high-speed Internet subscribers (5)

Retail net activations (A)	35,639	32,518	9.6%	135,861	116,599	16.5%

Retail subscribers EOP (A) (B)	3,555,601	3,410,374	4.3%	3,555,601	3,410,374	4.3%

Retail TV subscribers (5)

Retail net subscriber activations (losses) (A)	421	13,231	(96.8%)	6,053	21,559	(71.9%)

Internet protocol television (IPTV)	22,039	36,473	(39.6%)	91,476	110,790	(17.4%)

Satellite	(21,618)	(23,242)	7.0%	(85,423)	(89,231)	4.3%

Total retail subscribers EOP (A)	2,772,464	2,766,411	0.2%	2,772,464	2,766,411	0.2%

IPTV	1,767,182	1,675,706	5.5%	1,767,182	1,675,706	5.5%

Satellite	1,005,282	1,090,705	(7.8%)	1,005,282	1,090,705	(7.8%)

Retail network access services (NAS) (5)

Retail residential NAS lines net losses (A)	(58,110)	(60,011)	3.2%	(263,325)	(258,881)	(1.7%)

Retail residential NAS lines (A)	2,697,483	2,960,808	(8.9%)	2,697,483	2,960,808	(8.9%)

n.m. : not meaningful

(A) As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV, and residential NAS subscriber bases reflecting our focus on the retail market.

Consequently, we restated previously reported 2018 subscribers for comparability.

(B) At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 8

Bell Wireline - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18
Bell Wireline
Operating revenues
Data	7,684	1,941	1,929	1,929	1,885	7,466	1,910	1,867	1,869	1,820
Voice	3,564	879	881	897	907	3,782	933	948	953	948
Other services	251	69	61	62	59	247	60	60	64	63
Total external service revenues	11,499	2,889	2,871	2,888	2,851	11,495	2,903	2,875	2,886	2,831
Inter-segment service revenues	289	80	70	70	69	242	64	61	59	58
Total operating service revenues	11,788	2,969	2,941	2,958	2,920	11,737	2,967	2,936	2,945	2,889
Data	519	152	114	120	133	466	153	111	98	104
Equipment and other	48	17	10	10	11	64	17	13	18	16
Total external product revenues	567	169	124	130	144	530	170	124	116	120
Inter-segment product revenues	1	-	1	-	-	-	-	-	-	-
Total operating product revenues	568	169	125	130	144	530	170	124	116	120
Total external revenues	12,066	3,058	2,995	3,018	2,995	12,025	3,073	2,999	3,002	2,951
Total operating revenues	12,356	3,138	3,066	3,088	3,064	12,267	3,137	3,060	3,061	3,009
Operating costs	(6,942)	(1,779)	(1,711)	(1,727)	(1,725)	(6,946)	(1,798)	(1,724)	(1,728)	(1,696)
Adjusted EBITDA	5,414	1,359	1,355	1,361	1,339	5,321	1,339	1,336	1,333	1,313
Adjusted EBITDA margin	43.8%	43.3%	44.2%	44.1%	43.7%	43.4%	42.7%	43.7%	43.5%	43.6%

Capital expenditures	3,183	905	824	780	674	3,193	809	797	843	744
Capital intensity	25.8%	28.8%	26.9%	25.3%	22.0%	26.0%	25.8%	26.0%	27.5%	24.7%
Retail high-speed Internet subscribers

Retail net activations (A)	135,861	35,639	58,137	19,414	22,671	116,599	32,518	53,122	12,803	18,156

Retail subscribers EOP (A) (B)	3,555,601	3,555,601	3,519,962	3,461,825	3,442,411	3,410,374	3,410,374	3,377,856	3,324,734	3,311,931

Retail TV subscribers

Retail net subscriber activations (losses) (A)	6,053	421	4,842	2,350	(1,560)	21,559	13,231	13,230	5,452	(10,354)

IPTV	91,476	22,039	31,746	16,775	20,916	110,790	36,473	40,091	20,653	13,573

Satellite	(85,423)	(21,618)	(26,904)	(14,425)	(22,476)	(89,231)	(23,242)	(26,861)	(15,201)	(23,927)

Total retail subscribers EOP (A)	2,772,464	2,772,464	2,772,043	2,767,201	2,764,851	2,766,411	2,766,411	2,753,180	2,739,950	2,734,498

IPTV	1,767,182	1,767,182	1,745,143	1,713,397	1,696,622	1,675,706	1,675,706	1,639,233	1,599,142	1,578,489

Satellite	1,005,282	1,005,282	1,026,900	1,053,804	1,068,229	1,090,705	1,090,705	1,113,947	1,140,808	1,156,009

Retail network access services (NAS)

Retail residential NAS lines net losses (A)	(263,325)	(58,110)	(65,656)	(72,780)	(66,779)	(258,881)	(60,011)	(73,241)	(69,558)	(56,071)

Retail residential NAS lines (A)	2,697,483	2,697,483	2,755,593	2,821,249	2,894,029	2,960,808	2,960,808	3,020,819	3,094,060	3,163,618

(A) As of January 1, 2019, we are no longer reporting wholesale subscribers in our Internet, TV and residential NAS subscriber bases reflecting our focus on the retail market.

Consequently, we restated previously reported 2018 subscribers for comparability.

(B) At the beginning of Q1 2019, our retail high-speed Internet subscriber base was increased by 9,366 subscribers due to the transfer of fixed wireless Internet subscribers from our wireless segment.

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 9

BCE (2)

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
	December 31 2019	September 30 2019	June 30 2019	March 31 2019	December 31 2018
Debt due within one year	3,881	4,728	5,676	5,485	4,645
Long-term debt	22,415	22,445	21,949	22,016	19,760
50% of preferred shares	2,002	2,002	2,002	2,002	2,002
Cash and cash equivalents	(145)	(966)	(1,094)	(668)	(425)
Net debt (4)	28,153	28,209	28,533	28,835	25,982

Net debt leverage ratio (4)(A)	2.79	2.82	2.90	2.98	2.72
Adjusted EBITDA /net interest expense ratio (4)	8.54	8.64	8.71	8.80	9.00

(A) Our net debt leverage ratio reflects a one-time increase due to the adoption of IFRS 16 which increased net debt by $2,304 million on January 1, 2019.

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2019	Q4 2018	$ change	% change	TOTAL 2019	TOTAL 2018	$ change	% change

Free cash flow (FCF) (4)
Cash flows from operating activities	2,091	1,788	303	16.9%	7,958	7,384	574	7.8%
Capital expenditures	(1,153)	(974)	(179)	(18.4%)	(3,988)	(3,971)	(17)	(0.4%)
Cash dividends paid on preferred shares	(37)	(46)	9	19.6%	(147)	(149)	2	1.3%
Cash dividends paid by subsidiaries to non-controlling interest	(14)	-	(14)	n.m.	(65)	(16)	(49)	n.m.
Acquisition and other costs paid	7	14	(7)	(50.0%)	60	79	(19)	(24.1%)
Voluntary defined benefit pension plan contribution	-	240	(240)	(100.0%)	-	240	(240)	(100.0%)
FCF	894	1,022	(128)	(12.5%)	3,818	3,567	251	7.0%

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2019	Q4 2019	Q3 2019	Q2 2019	Q1 2019	TOTAL 2018	Q4 2018	Q3 2018	Q2 2018	Q1 2018

FCF
Cash flows from operating activities	7,958	2,091	2,258	2,093	1,516	7,384	1,788	2,043	2,057	1,496
Capital expenditures	(3,988)	(1,153)	(1,013)	(972)	(850)	(3,971)	(974)	(1,010)	(1,056)	(931)
Cash dividends paid on preferred shares	(147)	(37)	(47)	(37)	(26)	(149)	(46)	(35)	(35)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(65)	(14)	(12)	(12)	(27)	(16)	-	(3)	-	(13)
Acquisition and other costs paid	60	7	3	21	29	79	14	19	28	18
Voluntary defined benefit pension plan contribution	-	-	-	-	-	240	240	-	-	-
FCF	3,818	894	1,189	1,093	642	3,567	1,022	1,014	994	537

n.m. : not meaningful

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 10

BCE (2)

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2019	September 30 2019	June 30 2019	March 31 2019	December 31 2018
ASSETS
Current assets
Cash	141	919	719	546	425
Cash equivalents	4	47	375	122	-
Trade and other receivables	3,038	2,866	2,978	2,937	3,006
Inventory	427	483	487	472	432
Contract assets	1,111	1,049	1,005	978	987
Contract costs	415	395	387	383	370
Prepaid expenses	194	270	349	350	244
Other current assets	190	226	189	246	329
Total current assets	5,520	6,255	6,489	6,034	5,793
Non-current assets
Contract assets	533	495	476	477	506
Contract costs	368	348	350	331	337
Property, plant and equipment	27,636	27,379	27,415	27,276	24,844
Intangible assets	13,352	13,463	13,232	13,269	13,205
Deferred tax assets	98	140	137	129	112
Investments in associates and joint ventures	698	706	740	803	798
Other non-current assets	1,442	1,171	700	864	847
Goodwill	10,667	10,669	10,674	10,657	10,658
Total non-current assets	54,794	54,371	53,724	53,806	51,307
Total assets	60,314	60,626	60,213	59,840	57,100
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,954	3,650	3,720	3,610	3,941
Contract liabilities	683	681	708	733	703
Interest payable	227	207	215	203	196
Dividends payable	729	728	736	735	691
Current tax liabilities	303	383	287	218	253
Debt due within one year	3,881	4,728	5,676	5,485	4,645
Total current liabilities	9,777	10,377	11,342	10,984	10,429
Non-current liabilities
Contract liabilities	207	206	219	204	196
Long-term debt	22,415	22,445	21,949	22,016	19,760
Deferred tax liabilities	3,606	3,425	3,146	3,159	3,163
Post-employment benefit obligations	1,907	2,038	2,158	1,998	1,866
Other non-current liabilities	871	872	938	941	997
Total non-current liabilities	29,006	28,986	28,410	28,318	25,982
Total liabilities	38,783	39,363	39,752	39,302	36,411

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004	4,004	4,004	4,004
Common shares	20,363	20,350	20,144	20,067	20,036
Contributed surplus	1,178	1,167	1,165	1,153	1,170
Accumulated other comprehensive income	161	141	14	20	90
Deficit	(4,509)	(4,735)	(5,195)	(5,015)	(4,937)
Total equity attributable to BCE shareholders	21,197	20,927	20,132	20,229	20,363
Non-controlling interest	334	336	329	309	326
Total equity	21,531	21,263	20,461	20,538	20,689
Total liabilities and equity	60,314	60,626	60,213	59,840	57,100
Number of common shares outstanding (millions)	903.9	903.7	900.1	898.8	898.2

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 11

BCE (2)

Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2019	Q4 2018	$ change	TOTAL 2019	TOTAL 2018	$ change

Net earnings	723	642	81	3,253	2,973	280
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	28	58	(30)	114	136	(22)
Depreciation and amortization	1,093	1,015	78	4,398	4,014	384
Post-employment benefit plans cost	76	83	(7)	310	335	(25)
Net interest expense	282	255	27	1,108	987	121
Losses on investments	(17)	34	(51)	(13)	34	(47)
Income taxes	243	244	(1)	1,133	995	138
Contributions to post-employment benefit plans	(77)	(309)	232	(290)	(539)	249
Payments under other post-employment benefit plans	(18)	(17)	(1)	(72)	(75)	3
Severance and other costs paid	(23)	(43)	20	(168)	(138)	(30)
Interest paid	(264)	(295)	31	(1,087)	(990)	(97)
Income taxes paid (net of refunds)	(221)	(92)	(129)	(725)	(650)	(75)
Acquisition and other costs paid	(7)	(14)	7	(60)	(79)	19
Net change in operating assets and liabilities	273	227	46	57	381	(324)
Cash flows from operating activities	2,091	1,788	303	7,958	7,384	574
Capital expenditures	(1,153)	(974)	(179)	(3,988)	(3,971)	(17)
Cash dividends paid on preferred shares	(37)	(46)	9	(147)	(149)	2
Cash dividends paid by subsidiaries to non-controlling interest	(14)	-	(14)	(65)	(16)	(49)
Acquisition and other costs paid	7	14	(7)	60	79	(19)
Voluntary defined benefit pension plan contribution	-	240	(240)	-	240	(240)
Free cash flow	894	1,022	(128)	3,818	3,567	251
Business acquisitions	-	-	-	(51)	(395)	344
Acquisition and other costs paid	(7)	(14)	7	(60)	(79)	19
Voluntary defined benefit pension plan contribution	-	(240)	240	-	(240)	240
Acquisition of spectrum licences	-	(1)	1	-	(56)	56
Disposition of intangibles and other assets	-	-	-	-	68	(68)
Other investing activities	(9)	32	(41)	3	(32)	35
Decrease in notes payable	(851)	(133)	(718)	(1,073)	(123)	(950)
Increase (decrease) in securitized trade receivables	100	-	100	131	(2)	133
Issue of long-term debt	-	-	-	1,954	2,996	(1,042)
Repayment of long-term debt	(199)	(338)	139	(2,228)	(2,713)	485
Issue of common shares	15	8	7	240	11	229
Repurchase of common shares	-	-	-	-	(175)	175
Purchase of shares for settlement of share-based payments	(42)	(46)	4	(142)	(222)	80
Cash dividends paid on common shares	(716)	(677)	(39)	(2,819)	(2,679)	(140)
Return of capital to non-controlling interest	-	-	-	-	(51)	51
Other financing activities	(6)	(14)	8	(53)	(75)	22
	(1,715)	(1,423)	(292)	(4,098)	(3,767)	(331)
Net decrease in cash and cash equivalents	(821)	(401)	(420)	(280)	(200)	(80)
Cash and cash equivalents at beginning of period	966	826	140	425	625	(200)
Cash and cash equivalents at end of period	145	425	(280)	145	425	(280)

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19	TOTAL 2018	Q4 18	Q3 18	Q2 18	Q1 18
Net earnings	3,253	723	922	817	791	2,973	642	867	755	709
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	114	28	23	39	24	136	58	54	24	-
Depreciation and amortization	4,398	1,093	1,091	1,111	1,103	4,014	1,015	999	1,008	992
Post-employment benefit plans cost	310	76	76	73	85	335	83	82	80	90
Net interest expense	1,108	282	275	273	278	987	255	251	243	238
Losses on investments	(13)	(17)	-	-	4	34	34	-	-	-
Income taxes	1,133	243	321	276	293	995	244	224	292	235
Contributions to post-employment benefit plans	(290)	(77)	(62)	(70)	(81)	(539)	(309)	(69)	(74)	(87)
Payments under other post-employment benefit plans	(72)	(18)	(17)	(19)	(18)	(75)	(17)	(20)	(19)	(19)
Severance and other costs paid	(168)	(23)	(46)	(33)	(66)	(138)	(43)	(27)	(33)	(35)
Interest paid	(1,087)	(264)	(286)	(270)	(267)	(990)	(295)	(207)	(252)	(236)
Income taxes paid (net of refunds)	(725)	(221)	(88)	(127)	(289)	(650)	(92)	(161)	(113)	(284)
Acquisition and other costs paid	(60)	(7)	(3)	(21)	(29)	(79)	(14)	(19)	(28)	(18)
Net change in operating assets and liabilities	57	273	52	44	(312)	381	227	69	174	(89)
Cash flows from operating activities	7,958	2,091	2,258	2,093	1,516	7,384	1,788	2,043	2,057	1,496
Capital expenditures	(3,988)	(1,153)	(1,013)	(972)	(850)	(3,971)	(974)	(1,010)	(1,056)	(931)
Cash dividends paid on preferred shares	(147)	(37)	(47)	(37)	(26)	(149)	(46)	(35)	(35)	(33)
Cash dividends paid by subsidiaries to non-controlling interest	(65)	(14)	(12)	(12)	(27)	(16)	-	(3)	-	(13)
Acquisition and other costs paid	60	7	3	21	29	79	14	19	28	18
Voluntary defined benefit pension plan contribution	-	-	-	-	-	240	240	-	-	-
Free cash flow	3,818	894	1,189	1,093	642	3,567	1,022	1,014	994	537
Business acquisitions	(51)	-	(1)	(50)	-	(395)	-	(151)	(21)	(223)
Acquisition and other costs paid	(60)	(7)	(3)	(21)	(29)	(79)	(14)	(19)	(28)	(18)
Voluntary defined benefit pension plan contribution	-	-	-	-	-	(240)	(240)	-	-	-
Acquisition of spectrum licences	-	-	-	-	-	(56)	(1)	(19)	-	(36)
Disposition of intangibles and other assets	-	-	-	-	-	68	-	-	-	68
Other investing activities	3	(9)	4	32	(24)	(32)	32	(9)	(20)	(35)
(Decrease) increase in notes payable	(1,073)	(851)	(1,066)	277	567	(123)	(133)	(30)	97	(57)
Increase (decrease) in securitized trade receivables	131	100	-	-	31	(2)	-	-	(2)	-
Issue of long-term debt	1,954	-	549	1,405	-	2,996	-	1,530	-	1,466
Repayment of long-term debt	(2,228)	(199)	(226)	(1,599)	(204)	(2,713)	(338)	(1,134)	(1,068)	(173)
Issue of common shares	240	15	161	44	20	11	8	1	1	1
Repurchase of common shares	-	-	-	-	-	(175)	-	-	-	(175)
Purchase of shares for settlement of share-based payments	(142)	(42)	(14)	(10)	(76)	(222)	(46)	(39)	(49)	(88)
Cash dividends paid on common shares	(2,819)	(716)	(713)	(712)	(678)	(2,679)	(677)	(678)	(678)	(646)
Return of capital to non-controlling interest	-	-	-	-	-	(51)	-	(10)	(12)	(29)
Other financing activities	(53)	(6)	(8)	(33)	(6)	(75)	(14)	(20)	(23)	(18)
	(4,098)	(1,715)	(1,317)	(667)	(399)	(3,767)	(1,423)	(578)	(1,803)	37
Net (decrease) increase in cash and cash equivalents	(280)	(821)	(128)	426	243	(200)	(401)	436	(809)	574
Cash and cash equivalents at beginning of period	425	966	1,094	668	425	625	826	390	1,199	625
Cash and cash equivalents at end of period	145	145	966	1,094	668	425	425	826	390	1,199

BCE Supplementary Financial Information - Fourth Quarter 2019 Page 13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)

As required, we adopted International Financial Reporting Standard (IFRS) 16 - Leases effective January 1, 2019. We adopted IFRS 16 using a modified retrospective approach whereby the financial statements of prior periods presented were not restated and continue to be reported under International Accounting Standard (IAS) 17 - Leases, as permitted by the specific transition provisions of IFRS 16. The cumulative effect of the initial adoption of IFRS 16 was reflected as an adjustment to the deficit at January 1, 2019. For further details, see Note 3, Note 14 and Note 16, Adoption of IFRS 16, respectively, of the Q1 2019, Q2 2019 and Q3 2019 interim financial statements.

Under IFRS 16, most leases are recognized on the statement of financial position as right-of-use assets within property, plant and equipment, with a corresponding lease liability within debt. Under IFRS 16, expenses related to these leases are recorded in depreciation and interest expense, whereas under IAS 17, operating lease expenses were recorded in operating costs. Under IFRS 16, repayments of principal for these leases are recorded in repayment of long-term debt within cash flows from financing activities and the interest component is recorded in interest paid within cash flows from operating activities. Previously, under IAS 17, operating lease payments were recorded within cash flows from operating activities.

(3)

To align with changes in how we manage our business and assess performance, the operating results of The Source (Bell) Electronics Inc. (The Source) are now entirely included within our Wireless segment effective January 1, 2019, with prior periods restated for comparative purposes. Previously, The Source’s results were included within our Wireless and Wireline segments.

(4)	Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

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Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

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We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(5)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days (previously 120 to 150 days) following the expiry of the subscriber’s prepaid balance.

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Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail NAS subscribers are based on a line count and are represented by a unique telephone number

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